Mail Stop 8626   December 3, 2010

Nora M. Jordan, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017

Re: Avenue Income Credit Strategies Fund ("Fund")
         Registration Statement on Form N-2
         File Numbers 333-170030; 811-22485

Dear Ms. Jordan:

We have reviewed the registration statement referenced above and have the following
comments.

Registration Statement

Cover Page

Add a footnote to the "Calculation of Registration Fee Under the Securities Act of 1933"
table to clarify that the amount being registered also includes all shares issued pursuant to
the underwriters' over-allotment option.

Prospectus

Cover Page

Investment Objectives and Principal Investment Strategy

Identify each category of "derivative instruments" in which the Fund may invest.

In the last sentence of the third paragraph, clarify whether there is any limitation on the
amount of Fund assets that may be invested in non-U.S. credit obligations, generally, and
in emerging market credit obligations, specifically.

Portfolio Construction Guidelines

Expand the discussion in (iii) to identify the person who will "deem" whether a security is of comparable credit quality. Clarify whether the "credit obligations and related instruments" identified in (i) and (ii) may also be rated "junk" or be deemed to be of comparable quality. Also clarify whether the Fund may invest in credit obligations and related instruments that are either in default or are likely to default.

It appears that investments which "decrease the Fund's exposure to credit obligations" should not be counted toward satisfying the Fund's 80% asset test. Make appropriate revisions to the disclosure in this regard.

Clarify how an investment would result in a "decrease" in the Fund's exposure to credit obligations.

Identify the maximum percentage of Fund assets that may be allocated to derivatives and indicate whether the Fund may use derivatives for speculative purposes. *See generally* Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010).

Disclose that the Fund may originate loans.

Clarify whether the Fund will not invest in mortgage-backed or asset-backed securities or securities whose value depends on the performance or the value of mortgaged-backed or asset-backed securities.

Identify the types of structured products referenced in (i) of the second paragraph.

In the second paragraph, identify the types of products and investments in which the Fund may invest that do not increase or decrease its exposure to credit obligations and briefly indicate the reasons why the Fund would make such investments and clarify the benefit of such investments.   Also disclose, if true, that such investments would nonetheless expose the Fund to other risks.

Rationale

Since the Fund is non-diversified, delete references to "diversification of holdings" and similar disclosure elsewhere in the prospectus.

Clarify whether the Fund's investment strategy of reallocating its portfolio is expected to give rise to high portfolio turnover. If it is, highlight the likely consequences.

Pricing Table

In your response letter, confirm that the pricing table and the three bold faced paragraphs immediately preceding the pricing table, will all appear on the outside front cover page of the prospectus.

Footnote (2) to the pricing table states that the "Adviser may pay certain qualifying underwriters a marketing and structuring fee, a sales incentive fee or additional compensation in connection with this offering. These fees are not reflected under the sales load in the table above. See 'Underwriting.' " Please disclose in footnote (2) the aggregate dollar amount of the contracts and expand the cross-reference to identify the subsection "Additional Compensation to Underwriters and Other Relationships." Also expand footnote (2), as applicable, to describe briefly all other payments that will be disclosed under the "Underwriting-Additional Compensation to Underwriters and Other Relationships" section of the prospectus.

In your response letter, confirm that all payments for structuring fees, additional compensation, or sales incentives will not extend beyond the Fund's initial offering period. Please disclose in the prospectus, under the "Additional Compensation to Underwriters and Other Relationships" subsection, the services provided under these contracts and how they will differ from those services provided by the Adviser. Please revise the disclosure in accordance with these comments and file the contracts as exhibits to the Fund's registration statement.

Delete the "Estimated offering expenses" line item from the pricing table. In this regard, add a footnote to the "Proceeds, after expenses, to the Fund" pricing table line item to clarify that the "Per Share" and "Total" proceeds to the Company amounts reflected in the pricing table have been reduced by the aggregate expenses of the offering, as described in footnote (3).

Expand the first sentence of footnote (3) to indicate that both the sales load, which is directly borne by investors in this offering, and the offering expenses paid by the Fund, which are indirectly borne by investors in this offering, will immediately reduce the net asset value of each investor's shares.

Footnote (3) to the pricing table states that Adviser has agreed to pay all of the Fund's offering costs (other than the sales load) that exceed $0.04 per share. Please include in the footnote an estimate of the offering costs expected to be paid by Adviser, both in dollars and per share amounts. Also disclose the difference between "offering expenses" and "offering costs."

Portfolio – Credit Quality and Geographic Origin of Portfolio Investments

Delete the word "generally" from the second sentence so as to provide instead specific investment parameters.

Provide definitions of defined terms at their first usage. In this regard, on page iii provide a plain English definition of "non-stressed or stressed issuers" and specify "the applicable Avenue Credit Thresholds."

Expand the penultimate sentence of the second paragraph to indicate whether there is any minimum or maximum percentage of the Fund's assets that will be invested overall in "issuers located outside the United States" and specifically in emerging market issuers.

Expand the last sentence of the second paragraph to indicate whether the Fund's shareholders will be provided with any notice of the Avenue Managers' decision to change the geographic focus of the Fund's investment.

Portfolio Leverage

The disclosure indicates that "the Fund may utilize uncovered reverse repurchase agreements and borrowings, together with any other senior securities representing indebtedness." Note that uncovered reverse repurchase agreements would constitute one class of senior security representing indebtedness under Section 18(c) of the Investment Company Act.

Expand the second sentence of the last paragraph to indicate when the Fund would not cover its obligations.

Adviser and Subadviser

Specify the extent of Morgan Stanley's indirect, non-controlling interest in Avenue Capital Group. Also separately disclose the extent of Morgan Stanley's direct ownership interest in the Adviser and the Subadviser.

Prospectus Summary

The Fund

Disclose whether the Fund's Adviser has ever managed a registered investment company.

Rationale

Reconcile the Fund's expectation that it will "emphasize high current income and capital appreciation" with the Fund's statement that capital appreciation is a secondary objective.

Investment Philosophy

The meaning of the disclosure contained in the fourth paragraph is confusing and potentially misleading and therefore should be deleted.

In the last sentence of the last paragraph, insert the word "indirect" before the word "access."

Leverage

Revise the fourth sentence of the third paragraph either (1) to state that the covenants or guidelines will not significantly impede the Avenue Managers in managing the Fund's portfolio in accordance with its investment objectives and policies or (2) to explain how the covenants and guideline may materially impact the Fund.

Expand the last sentence of the third paragraph to disclose whether the Fund's trustees will represent the interests of both common and preferred stockholders and, if applicable, that this may present a potential conflict of interest.

Explain how the Fund's board of trustees will monitor the conflict of interest disclosed in the fourth paragraph.

In the last sentence, clarify that all other expenses of the Fund will be borne entirely by Common Shareholders.

The Adviser and the Subadviser

Disclose the amount of the management fee that will be paid to the Adviser and to the Subadviser, and indicate who will pay such management fees.

Foreign Securities Risk

Expand the disclosure to highlight the risks of emerging market issuers, as applicable.

Risks of Senior Loans

In the first paragraph, change the phrase "less liquid" to the word "illiquid."

Expand the second paragraph to indicate whether the Avenue Managers will also evaluate the credit worthiness of the institution selling the participation in view of the risks described in the fourth paragraph.

In the fourth paragraph, highlight the risks to the Fund when it acts as an original lender under Senior Loans. If applicable, disclose whether it may face underwriter liability, lender liability or other claims.

In the fourth paragraph, clarify whether the Fund will lend to borrowers who, at the time a loan is originated or an assignment or participation is acquired, are experiencing any of the financial situations described in the first sentence of the third paragraph. If it will, also disclose whether this could constitute a material amount of the Fund's lending and/or acquisition activities.

Counterparty Risk

Expand the disclosure to highlight the Fund's policy with respect to the creditworthiness of its counterparties.

Financial Leverage Risk

In the third paragraph, replace the word "may" with the word "will."

Delete the phrase "it is not anticipated that" from the fourth paragraph.

Repurchase Agreements and Reverse Repurchase Agreements Risk

Clarify that a repurchase agreement constitutes a lending by the Fund and that a reverse repurchase agreement constitutes a borrowing by the Fund.

Summary of Fund Expenses

Change the heading of this section to "Summary of Common Shareholder Fees and Expenses."

In the "Common shareholder transaction expenses" section of the fee table, replace each phrase "by the Fund" with the phrase "by you."

In your response letter, confirm that all applicable expenses associated with reverse repurchase agreements are reflected in the Fund's fee table presentation.

In footnote (1), replace each phrase "by the Fund" with the phrase "by the Fund's Common Shareholders."

Clarify whether there is a difference between the "offering expenses" identified in the "Common shareholder transaction expenses" table and the "offering costs" identified in footnote (1).

In the last sentence of footnote (1), insert the phrase "along with all of the fees and expenses disclosed in the tables above" before the word "will."

Add the phrase "as a" to the beginning of the column heading "Percentage of Net Assets Attributable to Common Shares."

In your response letter, confirm that estimates of all of the costs and expenses for which the Fund will reimburse the Adviser, the Subadviser and the underwriters are included in the prospectus fee table and expense example presentation.

The prospectus discloses that the Fund may invest in the securities of other investment companies. We note the absence of the Acquired Fund Fees and Expenses line item from the Company's fee table. Please confirm to us in your response letter that the Company will not make investments that trigger the need for applicable Acquired Fund Fees and Expenses line item, and that any anticipated AFF&E is included in "Other Expenses."

In your response letter, confirm that the types of leverage, as well as their associated expenses, assumed in footnotes (4) & (5) reflect the likely composition of types and expenses of leverage that the Fund intends to employ during the next twelve months.

In footnote (5), it appears that the Fund assumes the same rate for its dividends and interest on its preferred shares and its notes, respectively. If true, disclose the reason for this assumption.

Delete the second paragraph of footnote (5) since the purpose of the Form N-2 Item 3 presentation is to provide an estimate of the costs and expenses that the Fund's common stockholders will directly and indirectly pay.

Footnote (6) states that the Manager will receive a monthly fee at an annual rate of ___% of the average daily value of the Fund's Managed Assets. Page 2 defines "Managed Assets" as the total assets of the Fund (including any assets attributable to money borrowed for investment purposes, including proceeds from (and assets subject to) reverse repurchase agreements, any credit facility and any issuance of preferred shares or notes) minus the sum of the Fund's accrued liabilities (other than Fund liabilities incurred for the purpose of leverage). Include a footnote to the fee table explaining how "Managed Assets" is converted to "net assets."

Replace the entire third sentence of footnote (7) with the following sentence: "The example assumes that all dividends and distributions are reinvested at net asset value."

Example

Delete the phrase "as required by the relevant SEC regulations."

Delete the second example presentation since the Fund anticipates using leverage.

Securities of Other Investment Companies

Clarify that, for purposes of satisfying the Fund's 80% asset test, each investment company in which the Fund invests will have a policy to invest at least 80% of its assets in credit obligations.

The prospectus indicates that the Fund may invest in affiliated registered investment companies. Disclose whether such investee investment companies will waive any sales load or other fees for the Fund.

Zero Coupon Bonds

In the scenario outlined in the last sentence, clarify whether the character of the distribution to the Fund's shareholders would be ordinary income on what otherwise could have been more favorably characterized as a capital gains distribution.

Use of Leverage and Related Risks

Expand the discussion to clarify that drops in asset values may magnify losses or totally eliminate the Fund's equity in a leveraged investment.

In your response letter, confirm that the Fund will not borrow from, grant security interests to, or pledge assets to affiliates.

Disclose that any person from whom the Fund borrows will not have either a veto power or a vote in approving or changing any of the Fund's fundamental policies.

Clarify that any grant of a security interest in the Fund's assets in connection with any borrowing by the Fund will be limited to one-third of the Fund's total assets.

Expand the sixth paragraph to disclose that all of the costs of offering and servicing all methods of leverage described in the fifth paragraph will be borne entirely by the Fund's Common Shareholders. Also state that the interests of persons with whom the Fund enters into leverage arrangements are not necessarily aligned with the interests of the Fund's Common Shareholders and that their claims on the Fund's assets will be senior to those of the Fund's Common Shareholders.

Disclose that, when the Fund issues preferred stock, some directors will represent both common stockholders and preferred stockholders. Disclose the potential conflict of interest this may present.

Non-Diversification Risk

Highlight the diversification requirements of Subchapter M that the Fund intends to satisfy.

Government Intervention in the Financial Markets Risk

Disclose the risk of no future government bailouts.

Reverse Repurchase Agreements and Derivatives

In the last sentence of this section, clarify that even if the Fund covers its obligations, it could nonetheless incur losses thereon.

Net Asset Value

Clarify that holders of Common Shares will receive market price, rather than net asset value, upon the sale of their Common Shares.

Closed-End Fund Structure

Expand the last sentence to specify the type of vote of the shareholders of the Fund needed before the Fund could convert to an open-end mutual fund.

Anti-Takeover Provisions in the Agreement and Declaration of Trust

Disclose that the Fund will not amend its Bylaws to be subject to any control share act unless the staff of the Securities and Exchange Commission agrees in advance that such action is consistent with the Investment Company Act of 1940. *See Boulder Total Return Fund, Inc.* (pub. avail. Nov. 15, 2010).

Expand the disclosure to highlight, in plain English, the material terms of "these provisions" of the Fund's Declaration of Trust that are relevant to this section of the prospectus.

Underwriting

Please confirm to the staff whether FINRA has approved the underwriting terms of the Fund's offering.

Additional Compensation to Underwriters and Other Relationships

Disclose the amount of the fees that will be paid under the various arrangements identified in this section, and clarify whether the fees are one-time fees or whether they are payable annually. Also file all agreements in respect of the services to be rendered and the compensation to be paid, as described in this section, as exhibits to the registration statement.

In the first paragraph, clarify who will pay for the distribution and shareholder services to be provided to the Adviser under the distribution agreement.

Disclose the difference in the services to be provided under the various arrangements identified in this section and the services to be provided in respect of the sales load and offering expenses that the Fund and its Common Shareholders will pay in connection with the sale and distribution of the Fund's Common Shares.

In the second paragraph, identify the type(s) of "additional compensation" that the Adviser may pay in connection with the offering. Also identify the names of the "certain qualifying underwriters" referenced in the second paragraph.

Statement of Additional Information

Types of Senior Loan Investments – Original Lender

To the extent that the Fund expects to act as an original lender for a material amount of credit obligations in its portfolio, then substantially expand the prospectus disclosure to provide a meaningful discussion of, including the material risks and potential liabilities arising from, the Fund's origination activities. The disclosure should highlight the underwriting standards that the Fund intends to employ. Highlight the likely nature of the Fund's relationship with the entities in respect of which it will originate credit obligations. Also highlight the nature of the Fund's relationship with the persons that will "act as the agent or principal negotiator or administrator of a Senior Loan."

Investment Restrictions

In the third fundamental investment restriction, insert the phrase "or group of industries" after the word "industry."

With respect to the "latter part of certain of the Fund's fundamental investment restrictions," as defined in the accompanying parenthetical, provide SAI disclosure highlighting what is currently permitted in the context of each of the Fund's enumerated fundamental investment restrictions 1, 3, 4, 5 & 6. Also disclose any policies of the Fund limiting the amount it may engage in each.

Advisory Agreement

In your response letter, confirm that all of the fees and expenses identified in the third paragraph are reflected in the Fund's fee table presentation, as applicable.

Additional Information

In the fourth sentence, clarify that the material terms of any such contract or other document are nonetheless described in the Prospectus and the Statement of Additional Information. If necessary, provide additional disclosure to ensure that the material terms of each such contract or other document are so described.

Part C

Item 34. Undertakings

Provide the undertaking required by Rule 484 of Regulation C under the Securities Act.

Signatures

At the time the registration statement was originally filed Randolph Takian was the sole initial trustee of the Fund. Prior to effectiveness of the registration statement, the Fund must have a board of trustees whose composition complies with the applicable provisions of the Investment Company Act. Please note the signature requirements of Section 6(a) of the Securities Act, which requires that the registration statement also be signed by a majority of the Fund's Board of Trustees, as well as its principal accounting officer or comptroller.

Closing

If you intend to omit certain information, in reliance on Rule 430A of Regulation C under the Securities Act, from the prospectus included in the registration statement at the time of effectiveness, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6964.

Sincerely,

Dominic Minore
Senior Counsel